Exhibit 99.1

Aeterna Zentaris Set to Regain Full Rights to Macrilen™ (Macimorelin) in U.S. and Canada from Novo Nordisk

– Company plans to prioritize efforts to identify new strategic development and commercialization partner

– Company is in a strong position that enables it to continue the ongoing pivotal Phase 3 study “DETECT-trial” of macimorelin for the diagnosis of childhood-onset growth hormone deficiency (CGHD)

TORONTO, ON, August, 29, 2022 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that Novo Nordisk Healthcare AG (“Novo Nordisk”), has exercised its right to terminate the amended development and commercialization license agreement (the “Commerical License”) previously entered into between Aeterna’s wholly-owned subsidiary and Novo for Macrilen™ (macimorelin), the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Following Novo’s 270-day notice period, Aeterna will regain full U.S. and Canadian rights to the product. Under the terms of the Commercial License, Novo Nordisk will return the regulatory approvals, the intellectual property and provide certain other assistance in order to aid in an orderly transition of Macrilen™ (macimorelin) rights to the Company. Until the end of that 270-day period, Commercial License requires Novo Nordisk to continue selling and promoting Macrilen™ (macimorelin) in the U.S., and Novo Nordisk’s financial support of the pivotal safety and efficacy DETECT-trial remains unchanged until the end of that notice period.

“We are delighted to regain full control over macimorelin in the US and Canada. We have always strongly believed in the value of macimorelin and remain fully committed to our plans to continue commercialization in the U.S. and Canada as well as continuing the pediatric development in our ongoing DETECT-trial. As the only U.S. FDA and EU approved diagnostic product for adult growth hormone deficiency, we continue to believe macimorelin remains a compelling opportunity,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna. “Additionally, we believe that macimorelin’s value has the potential to substantially increase as we plan for success with its potential expanded use in CGHD. As a result, our priority and focus is on identifying a strong partner who shares our vision for the expansion of this important product to maximize the global opportunity for macimorelin in AGHD as well as in CGHD in the near and long term.”

Macimorelin has been marketed in the U.S. by Novo Nordisk under the trade name Macrilen™. Under the Commercial License, Novo Nordisk was granted an exclusive license for the development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the U.S. and Canada. In light of Novo Nordisk’s decision, Aeterna plans to engage in robust business development efforts to identify and secure a new development and commercialization partner.

“Over the past 18 months, we have made notable progress in building a pre-clinical development pipeline with the goal of diversifying our opportunities. Our growing pipeline, in what we believe are high-value indications with significant unmet medical need, is expected to hold great promise for patients and ultimately our shareholders. Accordingly, we believe regaining the U.S. and Canadian rights to macimorelin provides the Company with additional optionality to drive value creation. Our strong balance sheet as of June 30, 2022, included $58.2 million in cash, allows us to continue the DETECT-trial, invest as we consider prudent in our pipeline, and consider strategic opportunities as we strive to build shareholder value,” concluded Dr. Paulini.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™; Ghryvelin®), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is in pre-clinical development of an oral prophylactic bacterial vaccine against SARS-CoV-2 (COVID-19) and Chlamydia trachomatis.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to: Aeterna’s expectation that Novo Nordisk will continue selling and promoting Macrilen™ (macimorelin) in the U.S. prior to the effective date of termination of the Commercial License and our expectations that the transition of the rights back from Novo Nordisk will be orderly; the Company’s belief in macimorelin’s future commercial value and opportunity; Aeterna’s plans to identify and secure a partner to replace Novo Nordisk to commercialize macimorelin in the U.S. and Canada and, generally, the Company’s plans to continue commercialization of macimorelin in the U.S. and Canada; Aeterna’s plans with respect to the ongoing DETECT clinical trial; Aeterna’s belief with respect to its pre-clinical pipeline and that the pipeline includes high-value indications with significant unmet medical need; Aeterna’s expectations that its pre-clinical pipeline holds great promise for patients and shareholders; the Company’s ability to drive value creation and to build shareholder value, including through the DETECT-trial, investment in our pipeline and consideration of strategic opportunities.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, the Company may not be successful in identifying or securing a partner to commercialize the macimorelin in the U.S. and Canada and, as a result, the commercialization of that product may be disrupted or discontinued; the sales and commercial potential of macimorelin may be adversely impacted; our reliance on the success of the DETECT clinical-trial in the European Union and U.S. for Macrilen™ (macimorelin); results from our ongoing DETECT clinical trial may not be successful or may not support regulatory approval or commercialization; results from our ongoing or planned pre-clinical studies may not be successful or may not support advancing the product to human clinical trials or regulatory approval; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of macimorelin (Macrilen™; Ghryvelin®)and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, the reliance that the Company has on its licensees and commercial partners for macimorelin (Macrilen™; Ghryvelin®); the risk that the Company may not be successful in obtaining a replacement commercial partner on termination of the Novo License or any other existing license agreement for macimorelin (Macrilen™; Ghryvelin®); the global instability due to the global pandemic of COVID-19 and the war in the Ukraine, and their unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com